U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON D.C.  20549


                           FORM 12b-25

NOTIFICATION OF LATE FILING           SEC File Number:
                                                      ----------

                                        CUSIP Number:
                                                      ----------


[X] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR


          For Period Ended:  December 31, 1998

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:  Not Applicable

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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing check above, identified Item9s) to which the notification relates:  Not
Applicable
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PART I -- REGISTRANT INFORMATION
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Full name of Registrant:

     American Resources Offshore, Inc.

Former Name if Applicable:

     American Resources of Delaware, Inc.

Address of Principal Executive Office (Street and Number):

     160 Morgan Street, P.O. Box 87

City, State and Zip Code:

     Versailles, Kentucky  40383
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PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)  The reasons described in reasonable detail in Part III
---
of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report,
---
transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by
---
Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and
Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See EXHIBIT A attached hereto and incorporated herein by reference.
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PART IV -- OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     Karen Underwood               606              873-5455
     ---------------               ---              --------
         (Name)                (Area Code)     (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes        [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit B attached hereto and incorporated herein by reference.


                American Resources Offshore, Inc.
                ---------------------------------
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1999         By:  /s/ Ralph Currie
                                 ------------------------------
                                   Ralph Currie
                                   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                            ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                            EXHIBIT A

     The Registrant is unable to timely file without unreasonable effort or expenses, due to settlement negotiations taking place during the first quarter of 1999 between the Registrant and various creditors, the results of which have had a material effect on the financial position of the Registrant. As a result of these recently concluded settlements with certain creditors and the ongoing settlement negotiations with other creditors, the Registrant has been unable to complete its financial statements and the required disclosures to be included in its Annual Report on Form 10-K on a schedule which would permit the completion of the audit of the financial statements and the receipt by March 31, 1999, of the consents from professional firms which are required to be part of the Form 10-K.

     The Registrant, without the appropriate filing consents from such professionals, cannot eliminate this impediment in order to allow the timely filing of its Form 10-K.


     (BW)(AMERICAN RESOURCES OFFSHORE, INC. [NASDAQ Small Cap:
GASS]) American Resources Offshore, Inc. announces year-end results of operations.

     Versailles, Kentucky--(BUSINESS WIRE)--March 31, 1999--
American Resources Offshore, Inc. (ARO) today announced results of operations for its fiscal year ended December 31, 1998.
Financial highlights were as follows:

     ARO-owned production revenues increased 37% to $26.7 million as compared with $19.5 million for 1997. The increase was primarily attributable to wells acquired and drilled on acreage acquired from TECO Oil & Gas, Inc. ("TECO") during 1998. Gross revenues for 1998 decreased 5% to $36.1 million from the $38 million reported for 1997.

     Operating loss for the year was ($41.2 million) after having been ($322,000) for 1997; and net loss for 1998 was ($46.2 million) as compared with ($1.85 million) for 1997. The differences were due primarily to:

     i) a $36.7 million non-cash impairment of assets (more particularly discussed below) compared with $5.1 million for 1997;
     ii) a 171% increase in interest expense to $7.4 million compared with $2.8 million for 1997 due primarily to additional borrowings to fund the TECO acquisition;
     iii) a 92% increase in oil and gas production expense to $5 million compared with $2.6 million for 1997 due to operating costs associated with increased production;
     iv) a 544% increase in exploration costs to $5.1 million compared with $785,000 for the previous year; and
     v) an 110% increase in depreciation, depletion and amortization expense to $18.0 million compared with $8.6 million for the previous year primarily as a result of increased depletion attributable to the TECO acquisition.

     The resultant basic loss per share for 1998 was ($4.61) on 10,029,415 weighted average outstanding shares as compared with a basic loss per share in 1997 of ($0.21) on 9,021,810 weighted average outstanding shares.

     Despite increased production, lower prices resulted in a slight increase in EBITDA for 1998 to $13.6 million compared with $13.5 million for 1997.*

     During the year ended December 31, 1998, ARO produced 11.671 billion cubic feet of gas equivalent (bcfe) for average daily production of 32 million cubic feet of gas equivalent (mmcfe), compared with total production of 7.134 bcfe and average daily production of 19.5 mmcfe during 1997.

     ARO was required to recognize a non-cash impairment charge in the amount of $36.7 million for 1998 due to the fact that the carrying amount of its assets exceeded the sum of the estimated future undiscounted cash flows of the assets. The reduction in estimated future undiscounted cash flows occurred primarily as a result of year-end oil and gas prices, which were at their lowest levels in recent years, operational problems experienced by ARO's two largest producing fields and bids received in amounts less than their carrying value on ARO's Kentucky properties which are being actively offered for sale in an attempt to reduce debt.
All of these non-cash items impacted ARO's income but did not impact its cash flow from operating activities.

     As of December 31, 1998, ARO had current liabilities in excess of current assets (excluding the current portion of long-term debt) of approximately $6.3 million, was not in compliance with its primary credit facility and bridge loans with DNB Energy Assets, Inc., of approximately $48 million and $15.7 million, respectively, and was in default under its $18.5 million loan with TECO. This situation is primarily the result of:

     i) the lack of available outside funding to complete the scheduled refinancing of the interim loans and capital expenditures associated with the acquisition and development of properties from TECO;
     ii)  the marked decline in oil and gas prices;
     iii) the more than 60% decline in ARO's two largest producing wells; and
     iv) trade payables incurred in association with the capital requirements for the development of additional wells.

ARO's management has taken steps in an attempt to remedy its deficiencies, including, but not limited to, the reduction of administrative expenses and settlement of trade creditors for amounts less than face value; and ARO's officers and directors are diligently pursuing additional measures, including the sale of its Appalachian properties and alternatives for debt restructuring.

     Rick G. Avare, President and CEO, stated: "We certainly are not the exception as far as the write down of our assets is concerned. Year-end price levels have required many energy-based companies, both large and small, to recognize substantial impairments to their properties. We are currently focusing our attentions on finding the best alternative for the restructuring of our company which will enable us to realize the most value for our shareholders."

EARNINGS RECAP:
                                         Year Ended
                                         December 31
                                         -----------
                                     (Dollars in thousands
                                       except share data)

                                     1998             1997
                                     ----             ----

Revenue                             $36,137           $38,032
                                    =======           =======
Net income (loss) attributable
  to common shares                 ($46,273)**        ($1,895)***
                                   =========          ========
Net income (loss) per share          ($4.61)           ($0.21)
                                     =======           =======
Basic weighted average
  shares outstanding             10,029,415         9,021,810
                                 ==========         =========

OTHER FINANCIAL DATA:

EBITDA*                             $13,633           $13,545
                                    =======           =======

   *EBITDA is earnings before interest, taxes, depreciation/depletion and amortization/impairment. EBITDA is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's operating performance or to cash flow as a measure of liquidity.

  **Includes a pre-tax, non-cash impairment to assets of $36.7 million.

***Includes a pre-tax, non-cash impairment to assets and a reserve for future plugging and abandonment costs totalling $5.5 million.

     American Resources Offshore, Inc. is a fully integrated producer of oil and gas. ARO owns pipelines and production located primarily in the Gulf Coast region. For information, contact ARO's Investor Relations Department at (606)873-5455, or visit our website at www.arisgc.com.


               AMERICAN RESOURCES OFFSHORE, INC.
                         AND SUBSIDIARY
        CONDENSED, CONSOLIDATED STATEMENT OF OPERATIONS

                                         Year Ended
                                         December 31
                                         -----------
                                    (Dollars in thousands
                                    except per share data)

                                    1998              1997
                                    ----              ----

Revenues                            $36,374          $38,032
                                    =======          =======

Income (loss) from operations      ($41,173)*          ($322)**

Other income (expense)              ($7,097)         ($2,717)

Income tax expense (benefit)         $2,346           $1,192

Preferred dividends                    ($49)            ($48)

Net income (loss)                  ($46,273)         ($1,895)
                                   =========         ========

EARNINGS PER SHARE:

 Basic:

 Income (loss) from operations       ($4.14)          ($0.04)

 Other income (expense)              ($0.71)          ($0.30)

 Income taxes                         $0.23             $0.13
                                      -----            -----

 Net income (loss)                   ($4.61)          ($0.21)
                                     =======          =======

**Includes a non-cash impairment to assets of $36.7 million.
 *Includes a non-cash impairment to assets and a reserve for future plugging and abandonment costs totalling $5.5 million.



